EXHIBIT 99.1
PRELIMINARY NOTE
     This Interim Report should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included in this report.
     Unless the context requires otherwise, when used in this Interim Report, (1) the term “Company” refers only to Genesis Lease Limited, (2) the terms “Genesis,” “we,” “our” and “us” refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited (“Genesis Funding”), Genesis Portfolio Funding I Limited (“Genesis Portfolio”) and Genesis Acquisition Limited (“Genesis Acquisition”), (3) “GECAS” refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (4) all references to our shares refer to our common shares held in the form of American Depositary Shares (“ADSs”), (5) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the lower of mean or median half life appraised base values as of June 30, 2008, and (6) percentages may not total due to rounding.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheet as at December 31, 2007 and September 30, 2008	7

Unaudited Condensed Consolidated Statements of Income for the three months and nine months ended September 30, 2007 and 2008	8

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and 2008	9

Notes to the Unaudited Condensed Consolidated Financial Statements	10

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2007	2008
	(USD in thousands)
ASSETS
Cash and cash equivalents (Note 3)	$30,101	$72,110
Restricted cash (Note 3)	32,982	31,935
Accounts receivable	3,911	1,376
Other assets (Note 4) )	22,555	26,348
Flight equipment under operating leases, net (Note 5)	1,555,809	1,609,001
Fixed assets, net (Note 6)	1,024	2,317
Deferred income taxes	28,787	24,135

Total Assets	$1,675,169	$1,767,222

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable (Note 8)	$17,207	$37,046
Other liabilities (Note 9)	64,662	68,202
Debt: (Note 10)
Securitization notes	810,000	810,000
Debt facilities	—	332,174
Revolving credit facility	240,961	—

Total Liabilities	$1,132,830	$1,247,422

Commitments and contingencies (Note 15)	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 36,069,069 and 36,132,499 shares issued and outstanding at December 31, 2007 and September 30, 2008 respectively	$36	$36
Additional paid-in capital	585,411	585,614
Accumulated other comprehensive loss	(28,325)	(30,381)
Accumulated deficit (Note 17)	(14,783)	(35,469)

Total shareholders’ equity	542,339	519,800

Total liabilities and shareholders’ equity	$1,675,169	$1,767,222

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2008	2007	2008
		(USD in thousands)
Revenues:
Rental of flight equipment	$44,489	$57,472	$126,480	$163,570
Other income	2,050	580	6,082	1,604

Total revenues	46,539	58,052	132,562	165,174

Expenses:
Depreciation	15,184	19,811	43,379	58,863
Interest (Note 13)	13,151	18,296	36,439	51,718
Maintenance	845	570	996	1,255
Selling, general and administrative (Note 14)	5,485	6,186	14,305	18,719

Total operating expenses	34,665	44,863	95,119	130,555

Income Before Taxes	11,874	13,189	37,443	34,619
Provision for income taxes (Note 7)	1,485	1,761	4,681	4,360

Net Income	$10,389	$11,428	$32,762	$30,259

The following table presents the net income per share calculated for the three and nine months ended September 30, 2007 and 2008:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2008	2007	2008
Net income per share
Basic	$0.29	$0.32	$0.91	$0.84
Diluted	$0.29	$0.32	$0.91	$0.84
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2007	2008
	(USD in thousands)
Cash flows from operating activities:

Net income	$32,762	$30,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,157	61,971
Deferred income taxes	4,681	4,291
Non-cash operating expenses, excluding depreciation and amortization	492	1,165
Changes in operating assets and liabilities:
(Increase) / decrease in accounts receivable	(2,735)	2,535
Increase in restricted cash	(195)	(4,861)
Increase in other assets	(892)	(616)
Increase / (decrease) in accounts payable	4,417	(3,505)
Increase in other liabilities	3,512	182

Net cash provided by operating activities	86,199	91,421

Cash flows from investing activities:
Purchases of flight equipment and capitalized maintenance	(164,476)	(21,234)
Purchase of business	(195,167)	(66,874)
Change in restricted cash	(10,456)	5,908
Purchase of fixed assets	(920)	(1,762)

Net cash used in investing activities	(371,019)	(83,962)

Cash flows from financing activities:
Proceeds from issuance of common shares	108,285	—
Payments for costs arising on issuance of common shares	(5,160)	—
Proceeds from debt issuance	223,568	—
Proceeds from debt financings	—	333,000
Repayment of debt financings	—	(241,787)
Payments for financing costs	—	(5,718)
Dividends paid	(36,050)	(50,945)

Net cash provided by financing activities	290,643	34,550

Net change in cash and cash equivalents	5,823	42,009
Cash and cash equivalents at beginning of period	26,855	30,101

Cash and cash equivalents at end of period	$32,678	$72,110

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$35,504	$46,163
Income taxes	$—	$69
Non-cash addition to flight equipment excluded from investing activities (primarily capitalized accruals)	$6,871	$22,154
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business
     Genesis Lease Limited (the “Company” and together with its consolidated subsidiaries, “Genesis”), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the “Initial Portfolio”) and related operations from affiliates of General Electric Company (“GE”) and conducting an initial public offering (“IPO”) of the Company’s common shares. Genesis is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.
     On December 19, 2006, (1) the Company completed its IPO and issued 27,860,000 shares at a public offering price of $23.00 per share, (2) the Company issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) the Company, through its subsidiary, Genesis Funding Limited (“Genesis Funding”) issued $810.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) as part of a securitization transaction (the “Securitization”) and (4) Genesis used the net proceeds of the IPO, the private placement and the securitization to finance the transfer of the Initial Portfolio of 41 aircraft from affiliates of GE.
     On January 16, 2007, the Company sold 4,179,000 additional shares at a public offering price of $23.00 per share after the underwriters of the IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE, raising $103.0 million, net of costs of $5.16 million.
     Since the IPO, Genesis has increased its portfolio from 41 to 54 aircraft through the following acquisitions:
•	On April 20, 2007, Genesis agreed to acquire two aircraft from Deccan Aviation Limited, or Air Deccan, of India, one of which was delivered in July 2007 and the other in September 2007;

•	On June 12, 2007, Genesis agreed to acquire two aircraft from InterGlobe Aviation Limited, or IndiGo of India, one of which was delivered in July 2007 and the other in September 2007;

•	On September 26, 2007, Genesis agreed to acquire eight additional aircraft from affiliates of GE, seven of which were delivered in September 2007 and the other in November 2007; and

•	On June 26, 2008, Genesis agreed to acquire one aircraft from an affiliate of GE, which was delivered in June 2008.
2. Basis of Presentation
     These unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     The unaudited condensed consolidated financial statements for the nine months ended September 30, 2008 and September 30, 2007 include all majority-owned subsidiaries’ assets and liabilities of Genesis.
     Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with Genesis’s audited financial statements for the year ended December 31, 2007 contained in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2008. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, including normal recurring items which are necessary to present fairly the results, in all material respects, of Genesis’s unaudited condensed consolidated financial position, results

2. Basis of Presentation (continued)
     of operations, and cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of those for a full fiscal year.
Reclassifications
     Certain items in the unaudited condensed consolidated financial statements for prior periods have been reclassified to conform to current classifications.
3. Cash & Cash Equivalents and Restricted Cash
     Cash and cash equivalents and restricted cash consisted of the following as of December 31, 2007 and September 30, 2008:

	December 31, 2007	September 30, 2008
	(USD in thousands)

	$30,101	$72,110

Cash
Restricted cash:
Current portion	19,742	13,893
Due greater than 12 months	13,240	18,042

Total	$32,982	$31,935

     Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.
     Restricted cash represents (1) amounts received from lessees in respect of additional rentals required to be held in segregated accounts to support certain maintenance related payments including major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls; (2) amounts received from lessees in respect of cash security deposits required to be held in segregated accounts, (3) certain operating expenses and (4) legally secured deposits, all in accordance with underlying financing requirements.
4. Other Assets
     Other assets primarily comprise (1) deferred financing costs, net of amortization, (2) capitalized initial direct costs, net of amortization, (3) in-the-money lease contracts, net of amortization, and (4) other costs. An analysis of the movement for the nine months ended September 30, 2008 is shown below:

	Deferred	Initial	In-the-
	financing	direct	money lease	Other
	costs	costs	contract	costs	Total
	(USD in thousands)

January 1, 2008	$19,634	$2,465	$372	$84	$22,555

Increase for period	6,906	84	—	281	7,271
Amortization	(3,044)	(381)	(53)	—	(3,478)

September 30, 2008	$23,496	$2,168	$319	$365	$26,348

5. Flight Equipment under Operating Leases, net
     Flight equipment under operating leases, net, consisted of the following as of December 31, 2007 and September 30, 2008:

5. Flight Equipment under Operating Leases, net (continued)

	December 31, 2007	September 30, 2008
	(USD in thousands)

Flight equipment under operating lease	$1,818,802	$1,930,388
Less:
Accumulated depreciation	(262,993)	(321,387)

Net Book Value	$1,555,809	$1,609,001

     Capitalized additions in the nine months ended September 30, 2008 primarily relate to the acquisition of one aircraft and capitalized planned major maintenance costs on the portfolio of aircraft. Genesis acquired one Boeing 767-300ER aircraft from an affiliate of GE in June 2008. This acquisition was financed by a combination of debt and cash and has been accounted for as the acquisition of a business. Management has made a tentative allocation of the acquisition cost using values that have been determined, and preliminary estimates of the values not yet determined, relating to lease contracts, aircraft valuation and other assets. No goodwill arose on this acquisition.
     This aircraft is on lease to a lessee based in Japan. Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to permit the registration of this aircraft in Japan, legal title to the aircraft is held by a third-party Japanese corporation owned and managed by one of the major trading companies in Japan. However, beneficial ownership of the aircraft is held by a wholly owned subsidiary of Genesis. Nevertheless, there is some risk that Genesis may have difficulty in obtaining title to this aircraft upon a bankruptcy proceeding involving the Japanese title holding company or its ultimate parent or in obtaining a confirming bill of sale upon payment of the final installment of the purchase price if the Japanese title holding company were to default on its obligation to provide such bill of sale.
     Maintenance costs related to planned major maintenance activities are capitalized and depreciated on a straight-line basis over the period until the next overhaul is required. During the three months ended March 31, 2008, and as part of on-going periodic reviews, the Company revised its estimate of the intervals to the next overhaul. The effect of this change in accounting estimate on the financial statements for the nine months ended September 30, 2008 is as follows:

Increase in:
Net income	$2.6 million
Earnings per share	$0.07

6. Fixed Assets, net
     Fixed assets, net, consisted of the following as of December 31, 2007 and September 30, 2008:

	December 31, 2007	September 30, 2008
	(USD in thousands)

Cost:
Computer software	$718	$1,626
Office equipment	202	385
Leasehold improvements	246	917

	1,166	2,928

Accumulated Depreciation:
Computer software	106	504
Office equipment	22	66
Leasehold improvements	14	41

	142	611

Net Book Value	$1,024	$2,317

7. Income Taxes (including deferred taxes)
     The provision for income taxes consisted of the following as of September 30, 2007 and September 30, 2008:

	September 30, 2007	September 30, 2008
	(USD in thousands)

Current income tax expense	$—	$69
Deferred tax expense	4,681	4,291

Total tax expense	$4,681	$4,360

     A reconciliation of the corporation tax rate to the actual income tax rate for the nine months ended September 30, 2007 and 2008 is shown below:

	September 30, 2007	September 30, 2008

Irish corporation tax rate	12.50%	12.50%
Increase in rate resulting from:
Other expenses non-deductible for tax	—	0.10%

Effective income tax rate	12.50%	12.60%

8. Accounts Payable
     Accounts payable consisted of the following as of December 31, 2007 and September 30, 2008:

	December 31, 2007	September 30, 2008
	(USD in thousands)

Accrued maintenance costs (i)	$5,730	$26,728
Other expenses	2,667	—
Operational expenses	8,810	10,318

	$17,207	$37,046

(i)	Accrued maintenance costs relate to planned major maintenance costs, which have been incurred and are capitalized and depreciated on a straight-line basis over the period until the next overhaul is required.
9. Other Liabilities
     Other liabilities consisted of the following as of September 30, 2008:

				Out-of-
	Fair		Rentals	the-money	Accrued
	value of	Security	received in	lease	interest
	derivatives	deposits	advance	contracts	payable	Total
			(USD in thousands)

January 1, 2008	$32,371	$14,038	$10,411	$3,560	$4,282	$64,662
Increase/(decrease) for period	2,405	1,080	811	—	(386)	3,910
Amortization	—	—	—	(370)	—	(370)

September 30, 2008	$34,776	$15,118	$11,222	$3,190	$3,896	$68,202

     Statement Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”), establishes a framework for measuring fair value under US GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 was issued in September 2006 and is effective for fiscal years beginning after November 15, 2007. For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, SFAS 157 has been deferred one year.
     Under SFAS No. 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

9. Other Liabilities (continued)
     The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.
     Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.
The three broad levels defined by the SFAS 157 hierarchy are as follows:
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.
Level 2 — The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — The fair values pertaining to Level 3 of the fair value hierarchy are derived principally from unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis, and may include the Company’s own data.
When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.
     In October 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157, “Fair Value Measurements”, in a market that is not active and is intended to address the following application issues:
—	How the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist.

—	How available observable inputs in a market that is not active should be considered when measuring fair value.

—	How the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.
     FSP 157-3 is effective on issuance, including prior periods for which financial statements have not been issued. As such, the FSP 157-3 is effective for the Company for the reporting period ended September 30, 2008. Adoption of FSP 157-3 did not have a significant impact on the Company’s financial statements.
     The following table summarizes the valuation of the Company’s derivatives by the above SFAS 157 pricing observability levels:

9. Other Liabilities (continued)

			Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	September	Assets	Inputs	Inputs
	30, 2008	(Level 1)	(Level 2)	(Level 3)
	(USD inthousands)
Liabilities:
Derivatives:
Interest rate swaps	$34,721	$—	$34,721	$—
Forward foreign exchange contracts	55	—	55	—

Total liabilities	$34,776	$—	$34,776	$—

     Genesis expects $15.1 million of the gross fair value of the derivatives to be recognized within one year.
     In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, changes in fair value related to the effective portion of the interest rate swaps are recorded in accumulated other comprehensive income, and changes related to any ineffective portion are recognized immediately in income. Changes in the fair values of the forward foreign exchange contracts are recognized immediately in income.
10. Debt
     The following table summarizes debt as of December 31, 2007 and September 30, 2008:

	December 31, 2007	September 30, 2008
	(USD in thousands)
Debt:
Securitization notes	$810,000	$810,000
Debt facilities (i)	—	332,174
Revolving credit facility (ii)	240,961	—

Total debt	$1,050,961	$1,142,174

Current portion	$—	$20,886

Due greater than 12 months:	$1,050,961	$1,121,288

(i) Debt facilities
     During the three months ended June 30, 2008, Genesis secured new bank loans in the aggregate amount of $92 million to finance the acquisition of a Boeing 767-300ER aircraft and to leverage an Airbus A320-200 aircraft that Genesis acquired during 2007. These loans bear interest at a fixed and floating rate (based on LIBOR plus a margin), respectively, are secured with the underlying aircraft and mature in 2018 and 2019. The loans are subject to certain covenants, all of which the company is in compliance with as at September 30, 2008.
     During the three months ended September 30, 2008, the Company’s direct subsidiary, Genesis Portfolio Funding I Limited (“Genesis Portfolio”) entered into a 7-year, $241.0 million term loan facility (the “Facility”) with a syndicate of lenders. The Facility was drawn down in one tranche on September 19, 2008. Proceeds from the drawdown were used to refinance the 11 Airbus A320 family and Boeing 737 aircraft that previously had been owned by Genesis Acquisition and financed through Genesis Acquisition’s revolving credit facility.

10. Debt (continued)
     The principal terms of the Facility are as follows:
     Fees . An up-front fee equal to 1.1% of the Facility amount of $241.0 million and an upfront administration fee of $0.4 million was payable upon entry into the Facility. In addition, an agency fee of $55,000 is payable annually.
     Interest Rate. Borrowings under the Facility bear interest at LIBOR plus an applicable margin of 1.75% per annum. Under certain circumstances, when LIBOR may not be representative of the wholesale bank cost of funds or be available as a reference rate, the Facility includes provisions for the negotiation of another basis for the calculation of the interest rate, which requires the prior consent of all parties to the Facility.
     Maturity Date; Payment Terms. Borrowings under the Facility are required to be repaid in monthly installments of principal and interest with the balance payable as a balloon payment of $125.0 million at maturity in September 2015.
     Prepayment. Genesis Portfolio has the right to prepay any amounts outstanding under the Facility on any monthly repayment date. There is a prepayment penalty of 2% of the prepayment amount in the first year and a 1% prepayment penalty in the second year. There are no prepayment penalties thereafter. In addition, Genesis Portfolio will be required to make partial prepayments of borrowings under the Facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the Facility.
     Guarantee. The Company has guaranteed all payments of principal and interest owed under the Facility.
     Collateral. Borrowings under the Facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of the Company in Genesis Portfolio and in each of its aircraft-owning subsidiaries, (2) leases of the aircraft financed under the Facility and mortgages over the aircraft themselves, (3) Genesis Portfolio interests in the Servicing Agreement in place with GECAS under which those leases are serviced, and (4) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease. In addition, Genesis Portfolio is required to hold $5.0 million on deposit in a liquidity reserve account.
     Covenants. Genesis Portfolio is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the Facility and associated deed of proceeds and priorities (the “DPP”). The DPP and the Facility also contain certain conditions and constraints which relate to the servicing and management of the aircraft financed through the Facility, including covenants relating to the disposition of aircraft, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft. In addition, Genesis Portfolio is subject to annual loan-to-value tests of 75% for the first four years and of 70% thereafter based on its maintenance adjusted current market value on each anniversary of the first drawdown. Genesis Portfolio is in compliance with all covenants as at September 30, 2008.
(ii) Revolving credit facility
     Genesis Acquisition’s revolving credit facility permits initial loans in an aggregate principal amount of up to $250.0 million, with an option for Genesis Acquisition to increase the aggregate principal amount of available loans by an additional amount of up to $750.0 million prior to October 5, 2008, for a total commitment amount of up to $1 billion.
     On October 5, 2008, Genesis exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of $9.4 million, which will be amortized over the remaining life of the facility.

10. Debt (continued)
Debt Maturity
     Aggregate maturities under the notes issued by Genesis Funding in the securitization and the borrowings under the debt facilities during the next five years and thereafter are as follows:

September 30, 2008
(USD in thousands)

Within one year	$20,886
Two years	29,528
Three years (1)	33,410
Four years (1)	75,926
Five years (1)	92,293
Thereafter (1)	890,130

Total	$1,142,174

(1)	The indenture that governs the notes issued in the securitization provides that beginning December 19, 2011 (the fifth anniversary of the securitization), all base lease cash flows received on the Initial Portfolio of 41 aircraft are applied to repay the outstanding principal balance of those notes, after payment of certain expenses and other payments pursuant to the priorities set forth in the indenture. Accordingly, because there are no specific repayment requirements, the principal maturities shown in this table for periods after December 19, 2011 reflect an estimate of the cash flows that would be required for payments on the notes based upon estimates of (i) base lease cash flows and (ii) expenses and other payments specified in the indenture. The maturity of the debt does not assume any refinancing of the securitization in advance of December 2011.
11. Share-Based Compensation
Equity Plan
     The Company has adopted a share incentive plan (the “Plan”) for employees and directors. The Plan is administered by the compensation committee of the board of directors. Awards granted under the Plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights and (3) other share-based awards. The maximum number of the Company’s common shares that may be issued for awards under the Plan is 3.0 million, subject to adjustments. Unless otherwise determined, awards granted under the Plan will be in the form of American Depositary Shares (“ADSs”).
Restricted Shares
     SFAS 123(R) defines employees to include “non-employee directors” of the Company’s board of directors, i.e., those elected by the shareholders of the Company. The cost of an award granted to such non-employees is measured on the vesting date.
     During the nine months ended September 30, 2007, the Company granted a total of 21,329 restricted shares which vested immediately. The aggregate fair value of these restricted shares was approximately $0.5 million of which $0.2 million was accrued as at December 31, 2006 as it related to compensation for the year ended December 31, 2006.
     During the nine months ended September 30, 2008, the Company granted and issued a total of 63,430 restricted shares at a weighted average fair value of $18.57 per share. The aggregate fair value attributable to those shares was $1.0 million which was fully expensed in the year ending December 31, 2007 as it represented compensation earned in that period.
     Restricted shares granted to employees and non-employee directors have a three year graded restriction on transferability but are non-forfeitable in any and all circumstances including the termination of employment or

11. Share-Based Compensation (continued)
     board membership. Accordingly, as there is no future service condition associated with these restricted share awards, the Company has recorded compensation expense based on the fair value of the awards at the grant date of $0.3 million and $1.0 million for the nine months ended September 30, 2007 and 2008, respectively.
     A summary of the status of Genesis’s nonvested shares as of September 30, 2008, and changes during the nine months ended September 30, 2008 is presented below:

Weighted-
Average
	Number of	Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2008	—	—
Granted	63,430	$18.57
Vested	(63,430)	$18.57
Forfeited	—	—

Nonvested at September 30, 2008	—	$—

     As of September 30, 2008, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.
Share Options
     During the nine months ended September 30, 2007, the Company granted to its employees options to purchase a total of 14,031 shares. The exercise price range of these options was $23.81 - $26.34.
     During the nine months ended September 30, 2008, the Company granted to its employees options to purchase a total of 2,000 shares at an exercise price of $15.51. The aggregate fair value of these options was $4,100 calculated using the Black-Scholes option pricing model and is being amortized on a straight line basis over the vesting period.
     Options vest in equal annual instalments over a period of three years from the date of grant and have an expiry of ten years after the grant date.
     The Company has determined the grant-date fair value of stock options using the Black-Scholes option pricing model, which has been applied using the following assumptions:

	September 30,	September 30,
	2007	2008
Expected volatility	18.7%	32.4%
Expected dividend yield	7.9%	9.6%
Risk-free rate	4.5%	3.5%
Expected term (in years)	6.0	6.0
     Genesis derived its volatility assumptions by reviewing the returns on Genesis stock considering historical volatility and current and implied historical volatility. The expected life represents the period of time the options are expected to be outstanding. Continuous risk free rates have been used. The expected dividend yield is based on the historical dividend payments and dividend yields of Genesis.
     The aggregate grant date fair value of options granted are amortized on a straight line basis over the three-year vesting period from the date of grant. The Company has recorded compensation expense of $0.2 million

11. Share-Based Compensation (continued)
     and $0.1 million for the nine months ended September 30, 2007 and 2008 respectively. As of September 30, 2008, there was $0.1 million of total unrecognized compensation costs relating to share options.
     The following table summarizes information concerning outstanding and exercisable share options as of September 30, 2008:

			Weighted-	Aggregate
			Average	Intrinsic
		Weighted-	Remaining	Value
	Number of	Average	Contractual	(USD in
	Shares	Exercise Price (USD)	Term (years)	thousands)

Outstanding at January 1, 2008	297,754	$23.06
Granted	2,000	15.51
Exercised	—	—
Forfeited or expired	—	—

Outstanding at September 30, 2008	299,754	$23.01	8.2	—

Exercisable at September 30, 2008	99,251	$23.08	8.1	—

     The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2007 and 2008 was $1.56 and $2.05 respectively. No options were exercised or forfeited during the nine months ended September 30, 2007 or September 30, 2008.
12. Net Income per Share
     The Company calculates its net income per share in accordance with SFAS 128, Earnings per Share. Basic net income per share is computed based on the weighted average number of shares outstanding during the period, which includes the restricted share awards issued to the Company’s employees and non-employee directors.
     Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in the net income of the Company. Diluted net income per share is computed by taking the weighted average number of shares for the period and adjusting for the dilutive effect of the options granted to employees.

12. Net Income per Share (continued)
     The following table presents the net income per share:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September	September
	2007	2008	30, 2007	30, 2008
	(USD in thousands, except share and per share amounts)

Numerator
Net income	$10,389	$11,428	$32,762	$30,259

Denominator
Weighted average shares for basic earnings per share	36,051,328	36,132,499	36,049,019	36,119,690

Effect of dilutive share options	16,393	—	28,435	—

Weighted average shares for diluted earnings per share	36,067,721	36,131,708	36,077,454	36,119,690

Net income per share

Basic	$0.29	$0.32	$0.91	$0.84
Diluted	$0.29	$0.32	$0.91	$0.84
     Options to purchase 299,754 common shares at an exercise price between $15.51 and $26.34 per share were outstanding as of September 30, 2008 but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The options expire between December 19, 2017 and May 6, 2021.
13. Interest Expense
     The following table summarizes interest expense for the three and nine months ended September 30, 2007 and 2008:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2008	2007	2008
		(USD in thousands)

Interest on debt, net of swaps	$12,932	$17,461	$35,953	$48,674
Amortization of deferred financing costs	219	835	486	3,044

Total	$13,151	$18,296	$36,439	$51,718

     The Company has entered into interest rate swaps to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for the Company’s portfolio of aircraft. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond the Company’s control. The Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. The Company’s primary interest rate exposures relate to its lease agreements and floating rate debt obligations such as the notes issued in the securitization and borrowings under the Company’s liquidity facility, revolving credit facility and

13. Interest Expense (continued)
     debt facilities. 45 out of 50 of the Company’s lease agreements require the payment of a fixed amount of rent during the term of the lease, and rent under the remaining five leases adjusts bi-annually based on six-month LIBOR. The Company’s indebtedness requires payments based on a variable interest rate index such as LIBOR.
     Derivative instruments are accounted for in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended and interpreted (“SFAS 133”). In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cash flow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.
     For the nine months ended September 30, 2008, interest rates on the Company’s interest rate swaps varied as follows:

September 30, 2008
Fixed	4.62% - 4.95%

Variable	2.46% - 4.97%

     The notional principal amounts, fair value of the derivative liability and carrying amounts of Genesis’s outstanding interest rate swaps as at September 30, 2008 are shown below:

	Notional
	Principal	Net Fair	Carrying
	Amount	Value(a)	amount(b)
	(USD in	(USD in	(USD in
	thousands)	thousands)	thousands)

Current portion	$8,977	$15,059	$620
Due greater than 12 months	1,012,665	19,662	—

	$1,021,642	$34,721	$620

(a)	Genesis Funding has entered into an interest rate swap contract with an initial and current notional amount totaling $810.0 million. The fair value of the interest rate swap contract was $(28.5) million as of September 30, 2008. The deferred tax benefit attributable to the change in fair value (“Mark to Market”) is $(3.6) million and the net amount of $(24.9) million is reflected in Other comprehensive (loss)/income.

Genesis Portfolio has assumed Genesis Acquisition’s interest rate swap contract with an initial and current notional amount totaling $211.6 million. The fair value of the interest rate swap contract was $(6.2) million as of September 30, 2008. The deferred tax benefit attributable to the mark to market is $(0.7) million and the net amount of $(5.5) million is reflected in accumulated Other comprehensive (loss)/income.

(b)	The carrying amount represents the accrued interest payable on interest rate swaps which is included in Other liabilities.

Hedge effectiveness on the interest rate swaps was tested on a quarterly basis for the nine months ended September 30, 2008 and was considered fully effective.

14. Selling, General and Administrative Expenses
     The following table summarizes selling general and administrative expenses during the nine months ended September 30, 2007 and 2008:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2008	2007	2008
	(USD in thousands)

Professional fees	$1,499	$1,043	$3,486	$4,511
Servicer fee	1,299	1,549	3,690	4,540
Share-based compensation	69	33	493	1,110
Salaries, benefits and bonuses (i)	1,573	2,176	3,438	5,154
Other	1,045	1,385	3,198	3,404

Total	$5,485	$6,186	$14,305	$18,719

(i)	Salaries, benefits and bonuses represent the charge for the nine months ended September 30, 2008, net of amounts accrued as at December 31, 2007. This accrued amount was subsequently granted as share based compensation during the nine months ended September 30, 2008.
15. Commitments and Contingencies
     Claims, suits and complaints arise in the ordinary course of Genesis’s business. Currently, the Company does not believe any claims or contingent liabilities would be material to its final position or results of operations, or require disclosure.
     During the year ended December 31, 2006, Genesis entered into two Servicing Agreements with GECAS each for a 15 year term and on April 5, 2007, Genesis entered into a third Servicing Agreement with GECAS for a 14 year term in respect of services related to its subsidiary, Genesis Acquisition. During the quarter ended June 30, 2008, Genesis entered into two separate Servicing Agreements with GECAS, one for a 13 year term in respect of services to its subsidiary, Westpark 1 Aircraft Leasing Limited, and one for a 13 year term in respect of services to its subsidiary, GLS Atlantic Alpha Limited. During the quarter ended September 30, 2008, Genesis entered into a further Servicing Agreement with GECAS, for a 13 year term in respect of services to its subsidiary, Genesis Portfolio.
     Pursuant to these Servicing Agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Genesis is obligated to pay a minimum of $2.3 million to GECAS under the Servicing Agreements for the year ending December 31, 2008.
     Under the Company’s lease agreements, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. In certain cases, Genesis may be obligated to make contributions to the lessee for planned maintenance expenses including an amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.
     The international nature of the Company’s operations may expose Genesis to taxation in certain countries. The position is kept under continuous review and provision is made for known liabilities.
Indemnifications
     Genesis has agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for our aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or wilful misconduct (including wilful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance

15. Commitments and Contingencies (continued)
     of its services. Genesis has likewise agreed that GECAS and its affiliates have no liability to Genesis or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s “standard of liability”).
     Genesis has also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in its Annual Report on Form 20-F (except certain disclosures provided to Genesis by GECAS and losses arising out of Genesis’s compliance with its obligations to any holders of any securities issued by Genesis or with any governmental regulations).
     Genesis has also generally agreed to indemnify GECAS and its affiliates as to losses arising out of the IPO and the disclosure in the IPO prospectus, except certain disclosures provided by GECAS.
16. Other Comprehensive (Loss)/Income
     Other comprehensive (loss)/income at September 30, 2008 includes changes in the fair value of derivatives net of tax. The change in other comprehensive (loss)/income for the year ended December 31, 2007 and the nine months ended September 30, 2008 was as follows:

	December 31,	September 30,
	2007	2008
	(USD in thousands)

Change in fair value of derivatives	$(36,228)	$2,350
Deferred tax benefit on fair value of derivatives	4,528	(294)

Other comprehensive (loss)/income	$(31,700)	$2,056

17. Accumulated Deficit

	December 31,	September 30,
	2007	2008
	(USD in thousands)

Accumulated deficit as at beginning of the year/period	$(933)	$(14,783)
Net income for the year/period	39,155	30,259
Dividends paid during the year/period	(53,005)	(50,945)

Accumulated deficit as at end of year/period	$(14,783)	$(35,469)

18. Geographic Information
     The following table presents the amount and percentage of revenues from rental of flight equipment under operating lease attributable to the indicated geographic areas based on each airline’s principal place of business for the periods indicated:

	Three Months Ended		Three Months Ended
	September 30, 2007		September 30, 2008
	(USD in		(USD in
	thousands)%		thousands)%
Europe	$12,673	32%	$23,350	41%
Asia/Pacific	16,857	36%	20,147	35%
United States and Canada	7,158	17%	7,163	12%
Central, South America and Mexico	2,982	7%	3,227	6%
Africa and the Middle East	4,819	8%	3,585	6%

	$44,489	100%	$57,472	100%

	Nine Months Ended		Nine Months Ended
	September 30, 2007		September 30, 2008
	(USD in		(USD in
	thousands)%		thousands)%
Europe	$39,226	31%	$62,421	38%
Asia/Pacific	45,793	36%	60,022	37%
United States and Canada	21,210	17%	21,201	13%
Central, South America and Mexico	8,914	7%	10,152	6%
Africa and the Middle East	11,337	9%	9,774	6%

	$126,480	100%	$163,570	100%

     The following tables present revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the periods indicated:

	Three Months Ended		Three Months Ended
	September 30, 2007		September 30, 2008
	(USD in		(USD in
	thousands)%		thousands)%
China	$8,257	19%	$8,101	15%
United States	6,320	14%	6,328	11%
Spain	5,378	12%	8,470	15%

	Nine Months Ended		Nine Months Ended
	September 30, 2007		September 30, 2008
	(USD in		(USD in
	thousands)%		thousands)%
China	$25,230	20%	$24,974	16%
United States	18,696	15%	18,682	12%
Spain	15,880	13%	19,139	12%
     Rental of flight equipment included additional rent of $5.7 million and $9.3 million for the three months ended September 30, 2007 and September 30, 2008, respectively.

18. Geographic Information (continued)
     Rental of flight equipment included additional rent of $15.5 million and $24.0 million for the nine months ended September 30, 2007 and September 30, 2008, respectively.
Futura International
     On September 8, 2008, Futura International (“Futura”) filed for bankruptcy protection in Spain and ceased operations on September 22, 2008. Genesis had two B737-800 aircraft on lease to Futura. Both of these leases have been terminated and GECAS has taken possession of and is actively remarketing these aircraft.
     In the three months ended September 30, 2008, the Company recorded a pre-tax net gain of $2.7 million relating to the Futura aircraft, primarily consisting of $3.3 million relating to a net credit to rental revenue, offset by a charge to maintenance expense of $1.6 million relating to the costs of repossession and re-marketing the aircraft, less the recognition of security of $1.0 million in accordance with those leases.
     The aircraft previously leased to Futura will be non-revenue generating until they are re-leased. Genesis may incur additional maintenance expense associated with such re-lease.
Other
     On October 3, 2008, GECAS terminated the leases of two aircraft on lease to another customer. GECAS is currently in the process of recovering and remarketing these aircraft. These two aircraft will be non-revenue generating until they are re-leased. Genesis may incur additional maintenance expense associated with such re-lease.
     In the three months ended September 30, 2008, the Company recorded a bad debt provision of $0.7 million in respect of the outstanding receivables resulting from the termination of those leases.
Aloha Airlines
     On March 21, 2008, Aloha Airlines (“Aloha”) filed for protection under U.S. bankruptcy laws and ceased passenger operations on March 31, 2008. The Company had two Boeing 737-700 aircraft on lease to Aloha. Both of these leases have been terminated. Both aircraft have been re-leased to VRG Linhas Aereas S.A. pursuant to lease agreements executed during the three months ended June 30, 2008.
     In the nine months ended September 30, 2008, the Company incurred a pre-tax impact of $4.1 million, primarily consisting of $3.9 million relating to a reduction in rental revenue and a charge to maintenance expense, less security deposits of $1.1 million, and a write-off of $1.3 million primarily related to lessee-specific capital improvements on one aircraft, which were capitalized by GECAS on commencement of the lease in 2002.
19. Related Party Transactions
     An affiliate of GE continues to hold approximately 11% of the issued and outstanding shares of Genesis.
Aircraft Purchase Agreement
     On June 26, 2008, Genesis signed an asset purchase agreement to acquire a modern, wide-body commercial aircraft from an affiliate of GE. The aircraft delivered to Genesis on June 26, 2008.
Servicing Agreements
     Pursuant to servicing agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Under the servicing agreements, Genesis is required to pay GECAS a base fee of $150,000 per month for servicing the aircraft in the Initial Portfolio. Genesis is also required to pay GECAS a base fee of 0.01% per

19. Related Party Transactions (continued)
     month of the purchase price of the additional aircraft acquired during 2007 and 2008. In addition, Genesis is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. As of September 30, 2008, Genesis had an accrual for $0.3 million relating to the servicing of its aircraft portfolio for the nine months ended September 30, 2008.
Expense Agreement
     In connection with the closing of the revolving credit facility on April 5, 2007, GECAS reimbursed fees and related expenses of $7.2 million that were originally paid by Genesis Acquisition. The Company previously recorded this amount as deferred financing costs with an offsetting credit to additional paid-in capital, of which an amount of $3.2 million was amortized to interest expense in the year ended December 31, 2007. A further amount of $1.8 million was amortized for the nine months ended September 30, 2008.
20. Subsequent Events
     On October 5, 2008, Genesis exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of $9.4 million, which will be amortized over the remaining life of the facility.
     On October 28, 2008 the Board of Directors declared a dividend of $0.10 per share, in the aggregate amount of $3.6 million. The dividend is payable on December 16, 2008 to shareholders of record as of the close of business on November 19, 2008.
     On October 28, 2008, the Board of Directors approved a share repurchase program. Under the program, Genesis is authorized to repurchase up to $20 million of its shares over the next 12 months. Genesis expects the purchases to be made from time to time in the open market or in privately negotiated transactions and will be funded from the company’s available cash.

21. New Accounting Pronouncements
     In December 2007, the FASB issued Statement No.141R, Business Combinations (“SFAS 141R”). SFAS 141R requires most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value”. Under SFAS 141R, an acquiring entity should recognize and measure the fair value of the underlying transaction to establish a new accounting basis of the acquired entity as a whole and the assets acquired and the liabilities assumed at their full fair value as of the date control is obtained regardless of the percentage ownership in the acquired company or how the acquisition was achieved. The acquirer should also recognize and expense acquisition related transaction costs. SFAS 141R refers to this method as the acquisition method. SFAS141R is required to be adopted concurrently with SFAS 160 and is effective for business combinations transactions for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Genesis management has concluded that, depending on the nature and size of any acquisition, the adoption of SFAS 141R may have a material impact on its financial position or results of operations.
     In December 2007, the FASB issued Statement No. 160, Accounting and reporting on Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No.51 (“SFAS 160”). SFAS 160 requires a reporting entity to provide in its consolidated financial statements that the ownership interests in subsidiaries held by parties other than the parent (non controlling or minority interest) be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, and not as previously shown as a liability or other item outside of permanent equity. SFAS 160 is effective for business combinations transactions for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Genesis management has concluded that the adoption of FASB 160 will not have a significant impact on Genesis’s financial position or results of operation.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”), which requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 is effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2009 and early adoption is encouraged. Genesis management has concluded that the adoption of SFAS 161 will not have a material impact on the Company’s financial position or results of operation.
     In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Procedures (“SFAS 162”), detailing a hierarchy of authoritative accounting guidance for nongovernmental entities, an action that is not expected to change existing practice, but is expected to facilitate designating the coming codification of accounting standards as authoritative. SFAS 162 makes the hierarchy explicitly and directly applicable to preparers of financial statements. The effective date of SFAS 162 is 60 days following the SEC’s approval of the Public Company Accounting Oversight Board’s related amendments to remove the GAAP hierarchy from auditing standards. Management has concluded that the adoption of SFAS 162 will not have a material impact on the Company’s financial position or results of operation.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Interim Report. The unaudited condensed consolidated financial statements for the nine months ended September 30, 2007 and September 30, 2008 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Cautionary note regarding forward-looking statements
     This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including the lack of an independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders; the possibility that our subsidiaries may have unknown contingent liabilities; our inability to pay or maintain dividends on our shares; reliance on subsidiaries to provide funds necessary to meet our financial obligations and pay dividends; unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio; the need for additional capital to finance our growth; the death, incapacity or departure of senior management; our obligations to comply with reporting and corporate governance requirements; an inability to refinance our indebtedness on favorable terms or at all; operational restrictions imposed by our indebtedness; exposure to interest rate fluctuations; dependence on GECAS; limitations on our opportunities to purchase additional aircraft; potential conflicts of interests between us and GECAS and its affiliates; competition with GECAS for acquisitions and dispositions of aircraft; limitations on remedies against GECAS for unsatisfactory performance; reliance on third-party service providers for certain administrative, accounting and other services; variability of supply and demand for aircraft and other aviation assets that could depress lease rates and the value of our leased assets; a decline in aircraft values and achievable lease rates; the possibility that we may be required to substitute some of the aircraft in our portfolio; past damage to some of the aircraft in our portfolio; the advent of superior aircraft technology that could cause our existing aircraft portfolio to become outdated and therefore less desirable; increased operational costs as our aircraft age; concentration of aircraft types in our aircraft portfolio; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to limited demand for leased aircraft; possible depreciation expenses and impairment charges; the effect of aircraft liens on our ability to repossess, re-lease or resell our aircraft; failure by lessees to comply with the registration requirements in the jurisdiction where they operate; compliance with government regulations; difficulty to obtain title to one of the aircraft in our portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; reliance on lessees’ continuing performance of their lease obligations; difficulties in collecting lease payments from airlines; potential restructuring of leases with lessees that encounter financial difficulties; economic and political risks faced by lessees that operate in emerging markets; the possibility that we may have to purchase repossession insurance if GECAS re-leases aircraft to lessees located in certain jurisdictions; potential lease defaults; an inability by lessees to fund their maintenance requirements on our aircraft; failure by lessees to pay certain operational costs that could result in grounding of aircraft; inadequate insurance coverage maintained by lessees; failure by lessees to obtain certain required licenses, consents and approvals; early termination rights contained in some leases; the concentration of lessees in certain geographical regions; a deterioration in the financial condition of the commercial airline industry; airline reorganizations that could impair lessees’ ability to comply with lease payment obligations; the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; our tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services.
     We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise.
Overview
     We are an aviation company that acquires and leases commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. We leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy. Our strategy is to grow our portfolio through accretive acquisitions of aircraft from third parties, such as airlines and financial investors, including affiliates of GE, while paying regular quarterly dividends to our shareholders.
     As at September 30, 2008, the weighted average age of the 54 aircraft in our portfolio was 6.5 years, and the weighted average remaining lease term on our aircraft was 4.7 years.
     On September 8, 2008, Futura, an airline based in Palma, Majorca filed for bankruptcy protection and ceased operations on September 22, 2008. Genesis had two B737-800 aircraft on lease to Futura. Both of these leases have been terminated, and GECAS has taken possession of and is actively remarketing these aircraft.
     On October 3, 2008, GECAS, on behalf of Genesis, terminated the leases of two other aircraft on lease to another customer. GECAS is currently in the process of recovering and remarketing these aircraft.
     As at September 30, 2008, fifty-one of our aircraft were subject to net operating leases under which the lessee was responsible for most operational and insurance costs. On October 3, 2008, one further aircraft delivered to a new customer, and we terminated the leases of two aircraft with another customer. Accordingly, we have fifty aircraft subject to lease. Of those fifty leases, forty-five require the payment of a fixed amount of rent during the term of the lease with rent under the remaining five leases adjusting bi-annually based on six-month LIBOR.
     The unaudited condensed consolidated financial statements for the nine months ended September 30, 2008 and September 30, 2007 include all majority-owned subsidiaries’ assets and liabilities of Genesis.
Factors to Consider When Evaluating Our Results of Operations
     Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. The following trends in the aircraft finance and leasing industries will have an impact on our ability to implement this growth strategy:
▪	General economic conditions. The long-term demand for air travel is expected to continue to grow. However, we have witnessed record fuel prices and extreme dislocation in the financial markets through the first nine months of 2008, which consequently has given rise to reduced global economic growth expectations. These developments have also contributed to a number of airline bankruptcies, particularly in the United States and in Europe. While we are not immune to these developments, we are positioned to address many of these challenges given our focus on maintaining a young, modern, fuel efficient portfolio of aircraft, a well diversified global customer base, long term leases and with GECAS as our servicer. However, the aircraft industry continues to be subject to demand shifts, and any downturn in discretionary business or consumer spending could have a significant impact on air traffic and aircraft demand.

▪	Large and growing commercial aircraft fleet to meet global demand. The ongoing trend towards growth in air travel is expected to be adversely affected in the short-term as a result of reduced global economic growth expectations. We do not know how long this economic downturn may prevail. Nevertheless, over the long term, we expect that economic development in emerging markets, competitive pricing resulting from the continued growth of low-cost carriers and relaxation of regulatory constraints will continue to drive further increases in air travel and aircraft demand.

Boeing has forecasted that by 2027 the fleet will reach 35,800 aircraft, of which 33,170 will be mainline passenger jets with 90 passenger seats or more. Airbus has estimated that the commercial jet aircraft fleet will increase to 37,774 aircraft by 2026, of which 28,534 will be mainline passenger jets of more than 100 seats. In dollar terms, the current global fleet has an estimated value of $350 billion and is estimated to grow by at least $40 billion per year for the next 20 years.

▪	Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft. According to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The two largest lessors, GECAS and ILFC, own or manage approximately a combined 41% of the leased aircraft lessor portfolio, while seven other lessors each controls between 3% and 5% of the lessor market. We expect that leased aircraft will continue to comprise an increasing percentage of total commercial aircraft. However, there may be some short term volatility given the current credit environment and uncertain economic outlook. In addition, prospective ownership changes of certain aircraft lessors, including ILFC, may have an impact on aircraft lease values and values, as well as the aircraft financing market.

▪	Aircraft values and lease rates. Aircraft values generally have increased over recent years. For a number of aircraft types, particularly the Boeing 737 Next Generation and the Airbus A320 family of aircraft, supply has been limited. However, the airline industry has been subject to cyclical demand patterns and the current economic downturn could lead to a reduction in lease rates and asset values. With the recent airline bankruptcies, some newer Boeing 737 and Airbus A320 family equipment have become available and as a result lease rates and asset values for these types may suffer some short-term decline. Meanwhile, older Boeing 737 Classic aircraft (-300, -400 & -500 series) have also become available, and we expect the lease rates and values on these types may suffer a decline for longer than the short term. Demand for larger aircraft types, such as newer examples of the 767-300ER and A330 continues but in the medium-term face market risks due to the emergence of newer technology and more fuel-efficient aircraft, such as the Boeing 787 and the Airbus A350.

▪	Access to capital markets. Our liquidity needs include financings to acquire additional aircraft and other aviation assets to drive our growth. We plan to finance acquisitions through borrowings under our revolving credit facility and other sources including through additional equity and debt offerings, which may include securitizations of our aircraft and other leases. Our ability to execute our business strategy to acquire these additional aviation assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our existing debt agreements, industry and market trends, the availability of capital and relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.
Critical Accounting Policies and Estimates
     Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires the application of accounting policies based on assumptions, estimates, judgments and opinions. The predecessor applied, and we have applied and will continue to apply, these policies based on the best information available at the time and on assumptions believed to be reasonable under the circumstances.
     The following is a discussion of the critical accounting policies and the methods of their application.
Revenue — Rental of Flight Equipment
     We lease flight equipment (also referred to as “aircraft”) under operating leases and record rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in ”Rentals received in advance” on the Balance Sheet and included in other liabilities until earned. In certain cases, leases provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by us or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in ”Flight equipment under operating leases, net” when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.
     Past-due rentals are recognized on the basis of management’s assessment of collectibility. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received. Collectibility is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of guarantees and/or letters of credit.
Flight Equipment under Operating Leases
     Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications are capitalized as part of “Flight equipment under operating leases, net” and amortized over either the term of the lease or the depreciable life of the aircraft depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in “Other assets” and are reclassified to “Flight equipment under operating leases, net” when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.
     For planned major maintenance activities, we capitalize the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. We capitalize the actual cost of major overhauls, which is depreciated on a straight-line basis over the period until the next overhaul is required. During the period, and as part of on-going periodic reviews, we revised our estimate of the intervals to the next overhaul.
     Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.
     In accounting for flight equipment under operating lease, management makes estimates on the estimated residual values. Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, based on various factors, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value of a particular aircraft. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of our control.
     Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value of an asset, the carrying value of such asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the nine months ended September 30, 2008.
     Flight equipment under operating lease includes aircraft in which we and our subsidiaries hold legal title and beneficial interest and two aircraft on lease to airlines in Japan in which, we and our subsidiaries, in accordance with local laws, hold beneficial interest but not legal title.
     Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airlines and to meet Japanese registration requirements, Genesis and its predecessor (the “Acquirers”), with the cooperation of the airlines and in accordance with the terms of the sales agreements, sold title to these aircraft to two Japanese entities that are owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by a wholly owned subsidiary of Genesis in respect of one aircraft and an entity in which the beneficial interest is held by us for the other aircraft. Concurrently with such sale, the Acquirers and the Japanese entities entered into a conditional sale agreement whereby the Acquirers repurchased the aircraft from the entities. The Acquirers have paid the entire repurchase price under the conditional sale agreements except one remaining installment in the amount of one U.S. dollar. Under the conditional sales agreements, we effectively hold the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.
     Because we have not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entities, as evidenced by the one dollar purchase option in the conditional sale agreements which is exercisable at any time, and have retained all of the risks and rewards of ownership of the aircraft, we have not recognized either of these transactions as a sale for accounting purposes and continues to recognize the aircraft as “Flight equipment under operating lease” in the financial statements.
Business Combinations and Goodwill
     The acquisition of an aircraft under a business combination is accounted for using the purchase method in accordance with SFAS 141, Business Combinations. We apply the purchase price of aircraft acquired to the fair value of assets acquired and liabilities assumed by major balance sheet caption, including identifiable intangible assets and liabilities, as of the acquisition date. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.
     During the nine months ended September 30, 2008, we did not record any goodwill on acquisition of flight equipment accounted for as business combinations, as the purchase price paid reflected the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed.
     In accounting for flight equipment acquired under a business combination, management makes estimates of the fair value of the attached leases separate from the fair value of the underlying aircraft. Determining the fair value of attached leases requires us to make assumptions regarding the current fair value of leases attaching to specific aircraft. Management estimates a range of fair values of similar aircraft in order to determine if the attached lease is within a fair value range. If a lease is above market terms, the present value of the estimated amount above the fair value range is calculated over the remaining contractual lease term of the lease. Any resulting lease premium assets are amortized on a straight line basis as a reduction of rental income over the remaining useful life of the lease. If a lease is below market terms, the present value of the estimated amount below the fair value range is calculated over the remaining contractual lease term of the lease. Related assets and liabilities representing such values are reported in Other assets and Other liabilities, respectively. Any resulting lease discounts are amortized as an addition to rental income over the remaining useful life of the lease. We consider lease renewals on a lease by lease basis.
Maintenance Expense
     We record a charge for light maintenance expense when incurred in “Maintenance expense” on the Statement of Income. These light maintenance costs relate primarily to those costs incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, we capitalize and depreciate the actual costs by applying the deferral method. These amounts capitalized are included in “Flight equipment under operating leases, net” and are depreciated over the period until the next overhaul is required. During the nine months ended September 30, 2008, and as part of on-going periodic reviews, the Company revised its estimate of the intervals to the next overhaul.
Income taxes
     We apply SFAS 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including the reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.
     In accordance with the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), we recognize the effect of income tax positions only if those positions are more likely than not of being “sustained”. FIN 48 requires that we measure the benefit using a “cumulative probability” analysis, and requires the measurement to be based on management’s best judgment about the amount the taxpayer would accept to settle the issue. Recognized income tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in a period in which the change occurs.
     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, we will need to generate future taxable income of approximately $193.1 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
     We have identified Ireland to be our only “major” tax jurisdiction, as defined. Under Irish tax law, tax returns remain open for 5 years after the tax period and therefore no tax periods are closed yet. We have reviewed all of our tax positions taken to date and believe that the positions taken and deductions therein would be sustained on audit and do not anticipate any adjustments that could result in a material adverse effect on our financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48.

     Our policy for recording interest and penalties associated with audits by the Irish Revenue Commissioners is to record such items as a component of income before taxes. For the nine months ended September 30, 2007 and 2008, no such audits took place and we have not recorded any amounts in respect of interest and penalties associated with such audits.
Share-based based compensation
     Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance with SFAS 123(R), Share-Based Payment. Fair value of the equity instruments are determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award. Key assumptions used in developing valuations are discussed with independent third party valuation experts.
Derivative financial instruments
     We have entered into derivative instruments to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for our portfolio of aircraft and also to hedge against the variability in the U.S. dollar to Euro foreign exchange rates. We account for derivative instruments in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cash flow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair values of the forward foreign exchange contracts are recognized immediately in income.

Results of Operations
     The following table reflects the unaudited condensed consolidated Statements of Income for the three and nine months ended September 30, 2007 and September 30, 2008.
GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30,	30,	30,	30,
	2007	2008	2007	2008
	(USD in thousands)
Revenues:
Rental of flight equipment	$44,489	$57,472	$126,480	$163,570
Other income	2,050	580	6,082	1,604

Total revenues	46,539	58,052	132,562	165,174

Expenses:
Depreciation	15,184	19,811	43,379	58,863
Interest	13,151	18,296	36,439	51,718
Maintenance	845	570	996	1,255
Selling, general and administrative	5,485	6,186	14,305	18,719

Total operating expenses	34,665	44,863	95,119	130,555

Income before taxes	11,874	13,189	37,443	34,619
Provision for income taxes	1,485	1,761	4,681	4,360

Net income	$10,389	$11,428	$32,762	$30,259

Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007
     Rental revenues were $57.5 million for the three months ended September 30, 2008, which increased 29.2% from $44.5 million for the three months ended September 30, 2007. This increase was primarily due to (1) the acquisition of additional aircraft generating $9.2 million of additional base revenues and $2.4 million of additional rent, and (2) the recognition of $3.3 million relating to the termination of Futura leases, offset by (1) a reduction in rental revenues of $1.5 million related to downtime and provisions from other lease terminations, and (2) a reduction of $0.4 million due to reduced LIBOR rates in respect of floating leases.
     Other income was $0.6 million for the three months ended September 30, 2008, which decreased 71.7% from $2.1 million recorded for the three months ended September 30, 2007. The large amount of other income in 2007 was due to cash on hand from the exercise of the over-allotment option following the IPO. These funds were subsequently applied to aircraft investments.
     Depreciation of flight equipment was $19.8 million for the three months ended September 30, 2008, which increased by 30.5% from $15.2 million for the three months ended September 30, 2007. This increase was due to (1) an increase of $3.5 million from the acquisition of additional aircraft and (2) an increase of $1.0 million related to the amortization of capitalized maintenance costs. During the three month period ended March 31, 2008, and as part of on-going periodic reviews, we revised our estimate of the intervals to the next overhaul. The effects of this change in accounting estimate on our financial statements for the three months ended September 30, 2008 is as follows:

Increase in:
Net income	$1.2 million
Earnings per share	$0.03
     Interest expense was $18.3 million for the three months ended September 30, 2008, which increased by 39.1% from $13.2 million for the three months ended September 30, 2007. This increase was primarily due to (1) $4.0 million of interest expense associated with the financing of additional aircraft, and (2) $1.0 million of amortization of deferred financing costs and commitment fees in connection with our senior revolving credit facility.
     Maintenance expense of $0.6 million for the three months ended September 30, 2008 was due to the costs associated with the repossession and re-marketing of aircraft from Futura following the termination of the two leases in September 2008, offset by the recognition of security in accordance with those leases.
     Selling, general and administrative expenses were $6.2 million for the three months ended September 30, 2008, which increased by 12.8% from $5.5 million for the three months ended September 30, 2007. This increase was due to costs associated with servicing additional aircraft acquired and increased employee and facilities expenses that reflect significant growth in our infrastructure after our IPO in December 2006.
     Provision for income taxes was $1.8 million for the three months ended September 30, 2008, which increased by 18.6% from $1.5 million for the three months ended September 30, 2007. This increase refelcts the increase in taxable profits in the three months ended September 30, 2008.
Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007
     Rental revenues were $163.6 million for the nine months ended September 30, 2008, which increased 29.3% from $126.5 million for the nine months ended September 30, 2007. This increase was primarily due to (1) the acquisition of additional aircraft generating $29.1 million of additional base revenues and $7.3 million of additional rent, and (2) the recognition of $3.3 million relating to the termination of Futura leases, offset by (1) a reduction in rental revenues of $1.7 million related to downtime and provisions from other lease terminations, and (2) a reduction of $1.0 million due to reduced LIBOR rates in respect of floating leases.
     Depreciation of flight equipment was $58.9 million for the nine months ended September 30, 2008, which increased by 35.7% from $43.4 million for the nine months ended September 30, 2007. This increase was primarily due to (1) an increase of $11.1 million from the acquisition of additional aircraft, (2) a charge of $1.1 million in the nine months ended September 30, 2008 related to the write-off of lessee-specific capital improvements following the termination of the leases with Aloha, and (3) an increase of $3.3 million related to the amortization of capitalized major maintenance costs. During the three month period ended March 31, 2008, and as part of on-going periodic reviews, we revised our estimate of the intervals to the next overhaul. The effects of this change in accounting estimate on our financial statements for the nine months ended September 30, 2008 is as follows:

Increase in:
Net income	$2.6 million
Earnings per share	$0.07
     Interest expense was $51.7 million for the nine months ended September 30, 2008, which increased by 41.9% from $36.4 million recorded for the nine months ended September 30, 2007. This increase was primarily due to (1) $11.7 million of interest expense associated with the financing of additional aircraft, and (2) $2.7 million of amortization of deferred financing costs and commitment fees in connection with our senior revolving credit facility.

     Maintenance expense of $1.3 million for the nine months ended September 30, 2008 was primarily due to the maintenance costs associated with (1) the repossession and re-marketing of aircraft from Aloha and Futura following the termination of those leases, offset by the recognition of security in accordance with those leases, and (2) costs associated with normal transitions of aircraft to new lessees.
     Selling, general and administrative expenses were $18.7 million for the nine months ended September 30, 2008, which increased by 30.9% from $14.3 million for the nine months ended September 30, 2007. This increase was due to costs associated with servicing the additional aircraft acquired and increased employee and facilities expenses that reflect significant growth in our infrastructure after our IPO in December 2006.
     Provision for income taxes was $4.4 million for the nine months ended September 30, 2008, which decreased by 6.9% from $4.7 million for the nine months ended September 30, 2007. This decrease reflects the decrease in taxable profits in the nine months ended September 30, 2008.
Liquidity and Capital Resources
Our Cash Flows
Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007
     Cash flows from operations were $91.4 million for the nine months ended September 30, 2008 compared with $86.2 million for the nine months ended September 30, 2007. The increase was primarily the result of $10.1 million of increased cash flows from leasing activities offset by an increase of $4.9 million in restricted cash during the nine months ended September 30, 2008.
     Cash flows from investing activities relate primarily to the purchase of fixed assets, purchase of aircraft, capitalized major maintenance events on the aircraft and the designation of certain restricted cash balances. Cash used in investing activities in the nine months ended September 30, 2008 was $84.0 million compared with $371.0 million for the same period in 2007. The decrease in cash used in investing activities was primarily due to lower acquisitions of aircraft, offset by an increase in capitalized major maintenance costs and an increase in restricted cash balances for the nine month period ended September 30, 2008.
     Cash flows from financing activities relate primarily to the proceeds from issuance of common shares, proceeds from financings and the payment of dividends. Cash provided by financing activities for the nine months ended September 30, 2008 was $34.6 million relating primarily to proceeds from borrowings in the period of $333.0 million, offset by (1) amounts repaid on the Genesis Acquisition revolving credit facility and other debt financings of $241.8 million, (2) payments of $5.8 million for financing costs associated with borrowings, and (3) the payment of $51.0 million in dividends. Cash provided by financing activities for the nine months ended September 30, 2007 was $290.6 million relating to (1) the proceeds of the sale of common shares in connection with the underwriters’ exercise of the over-allotment option and the concurrent private placement to GE and (2) borrowings under our revolving credit facility, offset by a the payment of $36.1 million in dividends.
Our Future Sources of Liquidity
     We operate in a capital-intensive industry. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our $1 billion revolving credit facility.
     During the three months ended September 30, 2008, Genesis Portfolio entered into a 7-year, $241.0 million term loan facility with a syndicate of lenders. Proceeds from the facility were used to refinance the 11 Airbus A320 family and Boeing 737 aircraft that had been financed under our revolving credit facility, thereby restoring capacity under the revolver to $1 billion. As of September 30, 2008, Genesis had no borrowings under the revolving credit facility.

     On October 5, 2008, Genesis Acquisition exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of a fee of 1.25% of $750 million or $9.4 million, which will be amortized over the remaining life of the facility.
     Our short-term liquidity needs include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our business.
     Our sole source of operating cash flows is currently from distributions and interest payments made to us by our subsidiaries, through which we hold all of the aircraft in our portfolio. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing the securitization, our senior secured revolving credit facility and other debt facilities described below.
     Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through cash generated by the business, borrowings under our revolving credit facility and additional debt and equity offerings.
     Our ability to execute our business strategy to acquire these additional assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.
Capital Expenditures
     In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of planned major overhauls and modifications. As of September 30, 2008, the weighted average age of the aircraft in our portfolio was 6.5 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.
Maintenance
     Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft, we may agree to contribute specific additional amounts to the cost of certain planned major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
     Our portfolio includes 29 leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, including amounts typically determined based on additional rent paid by the lessee. Such planned major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing. Due to the timing of the required contributions on these 29 aircraft, maintenance contributions in 2008 is expected to be higher than in 2007.
     Under the remaining 21 leases in our portfolio, we are not obligated to make any maintenance contributions. However, most of these 21 leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although contributions may be required to be made by us for certain planned major maintenance activities.

Dividend Policy
Overview
     On October 28, 2008, the Board of Directors declared a dividend of $0.10 per share. The dividend will be paid on December 16, 2008 to shareholders of record as of the close of business on November 19, 2008.
     We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, cash selling, general and administrative expenses and cash taxes.
     We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments, repurchase common shares and for other purposes, as determined by our management and board of directors. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.
Possible Changes in Quarterly Dividends
     There are a number of factors that could affect our ability to pay dividends. For example, if we are not able to refinance the notes issued in the securitization before the principal thereof begins to amortize, our ability to pay dividends will be adversely affected if we have not developed sufficient additional sources of cash flow by then to replace the cash flows that will be applied to such principal payments. Commencing after the end of the fifth year after the issuance of the notes in the securitization, we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis, and commencing after the end of the third year after such issuance, we will be required to repay $1,000,000 of the principal of the notes on a monthly basis. Other factors that may cause us not to pay dividends in the expected amounts or at all, include, but are not limited to, the following:
▪	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

▪	our inability to refinance the notes that we have issued in the securitization before December 2011, when we will be required to apply all available cash flow from our initial portfolio to repay the principal amount thereof on a monthly basis;

▪	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

▪	our inability to renew, extend or repay our senior revolving credit facility before April 2010 (or 2012 if we exercise our term-out option) and to comply with the covenants in our senior revolving credit facility, which could prevent Genesis Acquisition from making any distributions to us;

▪	application of funds to make and finance acquisitions of aircraft and other aviation assets;

▪	reduced levels of demand for, or value of, our aircraft;

▪	increased supply of aircraft;

▪	obsolescence of aircraft;

▪	lower lease rates on new aircraft and re-leased aircraft;

▪	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

▪	impaired financial condition and liquidity of our lessees;

▪	deterioration of economic conditions in the commercial aviation industry generally;

▪	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

▪	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

▪	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

▪	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

▪	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our revolving credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

▪	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty”) or our ability to claim the benefits of such treaty;

▪	cash reserves established by our board of directors; and

▪	restrictions under Bermuda law on the amount of dividends that we may pay.
     Our growth strategy contemplates that we will fund the acquisition of additional aircraft and other aviation assets through a combination of retained cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions solely with cash from operations, which would reduce or even eliminate the amount of cash available for dividends.
     We are a passive foreign investment company (“PFIC”) under U.S. federal income tax rules, and our dividends will not be eligible for either the dividends-received deduction for corporate U.S. holders or treatment as “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) for U.S. holders taxed as individuals. U.S. holders that elect to treat us as a qualified electing fund (a “QEF election”) will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, and generally capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders. U.S. holders who make a QEF election may be required to include amounts in income for U.S. federal income tax purposes in excess of amounts distributed by us.
     As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.
     On October 28, 2008, the Board of Directors approved a share repurchase program. Under the program, Genesis is authorized to repurchase up to $20 million of its shares over the next 12 months. Genesis expects the purchases to be made from time to time in the open market or in privately negotiated transactions and will be funded from the company’s available cash.
Securitization
     Concurrently with the completion of our IPO, our subsidiary Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Under the terms of the securitization, a single class of notes were initially issued by Genesis Funding. The notes are direct obligations of Genesis Funding and are not obligations of, or guaranteed by, GE, any of its affiliates or us. The proceeds from the sale of the notes, together with the proceeds from our IPO and the private placement of shares to GE, less certain expenses related to the securitization and our IPO and a cash balance we retained, were used by Genesis Funding to finance the acquisition of our initial portfolio of 41 aircraft.

     The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.
     The notes initially were rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or S&P, respectively. This rating was based on FGIC’s rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently rated Baa3 and BB by Moody’s and S&P, respectively. As a result, Moody’s and S&P have published stand-alone ratings of the notes of A3 and A- respectively
     The notes were issued pursuant to the terms of a trust indenture, dated December 19, 2006, the date of the completion of our IPO, which we refer to as the indenture, among Genesis Funding, a cash manager, a trustee, an operating bank, a liquidity facility provider and a policy provider.
Interest Rate
     The notes bear interest at one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. Genesis Funding has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.
Maturity Date
     The final maturity date of the notes is December 19, 2032.
Payment Terms
     Principal payments during 2010 and 2011, the fourth and fifth years following the closing date of the securitization, and interest on the notes are due and payable on a monthly basis. During the first three years, there are no scheduled principal payments on the notes and for each month during the fourth and fifth years following the closing date of securitization, there are scheduled principal payments in fixed amounts, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, if the notes are not refinanced, cash flow generally will not be available to us for the payment of dividends because principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after the fifth anniversary of the closing date of the securitization, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.
     We expect to refinance the notes on or prior to December 2011, the fifth anniversary of the completion of our IPO. In the event that the notes are not refinanced on or prior to that month, any excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.
Redemption
     We may, on any payment date, redeem the notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the notes may be of the whole or any part of the notes. A redemption after acceleration of the notes upon default may only be for the whole of the notes. We may, on any payment date, redeem the notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
On or after December 19, 2007 but before December 19, 2008	102%
On or after December 19, 2008 but before December 19, 2009	101%
On or after December 19, 2009	100%

Collateral
     The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft in the initial portfolio that are registered in the United States or Ireland and in any additional aircraft of Genesis Funding so registered at any time prior to the second anniversary of the closing date of the securitization.
Certain Covenants
     Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the initial portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the servicing agreement for our initial portfolio, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder. As at September 30, 2008, Genesis is in compliance with the terms of the covenants under the indenture.
Liquidity Facility
     Genesis Funding and Calyon are parties to a revolving credit facility, which we refer to as the liquidity facility. The aggregate amounts available under the liquidity facility is $75.0 million, $60.0 million of which may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, swap payments and interest on the notes issued under the indenture and the remaining $15.0 million of which is available for the three years from the completion of our IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Drawings under the liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding also is required to pay an annual commitment fee of 60 basis points on each payment date to the provider of the liquidity facility.
Revolving Credit Facility
     On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured revolving credit facility with a syndicate of lenders. In the three months ended September 30, 2008, the $241.0 million previously drawn under this facility was repaid with the proceeds of borrowings under Genesis Portfolio’s debt facility. See “– Debt Facilities.” On October 5, 2008, Genesis Acquisition exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of $9.4 million, which will be amortized into interest expense over the remaining life of the facility.
     The revolving credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire. In connection with the closing of the revolving credit facility, GECAS refunded fees and related expenses of $7.2 million initially borne by Genesis Acquisition. We recorded this amount as deferred financing costs with an offsetting credit to Additional paid in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007 with a further $1.8 million amortized in the nine months to September 30, 2008.
     The principal terms of the revolving credit facility are as follows:
     Commitment fees. Commitment fees of 0.375% per year are payable quarterly in arrears on the unused amount of the facility.
     Interest Rate. Borrowings under the revolving credit facility bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin is between 1.50% and 1.75%, depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the revolving credit facility during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the revolving credit facility to a term loan).
     Maturity Date; Payment Terms. The commitments under the revolving credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the revolving credit facility to a term loan with a two-year maturity. If Genesis Acquisition does not exercise this option, then the outstanding amount under the revolving credit facility at such time will be due on such date.
     Prepayment. Genesis Acquisition has the right to prepay any amounts outstanding under the revolving credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the revolving credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the revolving credit facility, or if the aggregate amount of the loans outstanding under the revolving credit facility exceeds the borrowing base (as defined in the revolving credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.
     Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the revolving credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the revolving credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the revolving credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.
     Covenants. Genesis Acquisition is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the revolving credit facility. The revolving credit facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft whose acquisition is financed through the revolving credit facility, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft, capital expenditures and the weighted average age of Genesis Acquisition’s aircraft portfolio. In addition, the revolving credit facility contains a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the revolving credit facility. As at September 30, 2008, Genesis is in compliance with the terms of the covenants under the revolving credit facility.
Debt Facilities
     During the three months ended June 30, 2008, Genesis secured new bank loans in the aggregate amount of $92.0 million to finance the acquisition of a Boeing 767-300ER aircraft and to leverage an Airbus A320-200 aircraft that Genesis acquired during 2007. These loans bear interest at a fixed and floating rate (based on LIBOR plus a margin), respectively, are secured with the underlying aircraft and mature in 2018 and 2019. The loans are subject to certain covenants, all of which the company is in compliance with as at September 30, 2008.
     During the three months ended September 30, 2008, Genesis Portfolio entered into a 7-year, $241.0 million term loan facility with a syndicate of lenders . The term loan facility was drawn down in one tranche on September 19, 2008. Proceeds from the drawdown were used to refinance the 11 Airbus A320 family and Boeing 737 aircraft that had been financed under Genesis Acquisition’s revolving credit facility.
     The principal terms of the term loan facility are as follows:
     Fees. An up-front fee equal to 1.1% of the facility amount of $241.0 million and an upfront administration fee of $0.4 million was payable upon entry into the facility. In addition, an agency fee of $55,000 is payable annually.

     Interest Rate . Borrowings under the Facility bear interest at LIBOR plus an applicable margin of 1.75% per annum. Under certain circumstances, when LIBOR may not be representative of the wholesale bank cost of funds or be available as a reference rate, the Facility includes provisions for the negotiation of another basis for the calculation of the interest rate, which requires the prior consent of all parties to the Facility.
     Maturity Date; Payment Terms . Borrowings under the Facility are required to be repaid in monthly installments of principal and interest with the balance payable as a balloon payment of $125.0 million at maturity in September 2015.
     Guarantee. Genesis Lease Limited has guaranteed all payments of principal and interest owed under the term loan Facility.
     Prepayment. Genesis Portfolio has the right to prepay any amounts outstanding under the Facility on any monthly repayment date. There is a prepayment penalty of 2% of the prepayment amount in the first year and a 1% prepayment penalty in the second year. There are no prepayment penalties thereafter. In addition, Genesis Portfolio will be required to make partial prepayments of borrowings under the Facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the Facility.
     Collateral. Borrowings under the Facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of Genesis Lease Limited in Genesis Portfolio and in each of its aircraft-owning subsidiaries, (2) leases of the aircraft financed under the Facility and mortgages over the aircraft themselves, (3) Genesis Portfolio ’s interests in the Servicing Agreement in place with GECAS under which those leases are serviced, and (4) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease. In addition, Genesis Portfolio is obliged to hold $5.0 million on deposit in a liquidity reserve account.
     Covenants. Genesis Portfolio is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the Facility and associated deed of proceeds and priorities (the “DPP”). The DPP and the Facility also contain certain conditions and constraints which relate to the servicing and management of the aircraft financed through the Facility, including covenants relating to the disposition of aircraft, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft. In addition, Genesis Portfolio is subject to annual loan-to-value tests of 75% for the first four years and of 70% thereafter based on its maintenance adjusted current market value on each anniversary of the first drawdown.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
     Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our debt, revolving credit and liquidity facilities. Forty-five out of fifty of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining five leases adjusting bi-annually based on six-month LIBOR Our indebtedness require payments based on a variable interest rate index such as LIBOR. However, we have entered into an interest rate swap to fix the cost associated with the notes issued in the securitization. In addition, on October 22, 2007, we entered into an interest rate swap to hedge the interest rate exposure arising as a result of the fixed rate leases attached to the aircraft acquired during the year ended December 31, 2007.
Sensitivity Analysis
     The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modelled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our seven variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
     A hypothetical 100-basis point increase / decrease in our variable interest rates would increase / decrease the minimum contracted rentals on our portfolio for the three months to December 31, 2008 by $0.5 million. A hypothetical 100-basis point increase / decrease in our variable interest rate on our borrowings would result in an interest expense increase / decrease of $0.2 million for the three months to December 31, 2008. There is no impact on our net interest expense on the notes issued in the securitization as we have entered into an interest swap agreement to fix the cost associated with the debt. In addition, we have entered into an interest rate swap on October 22, 2007, to hedge the interest rate exposure arising as a result of the fixed rate leases attached to the aircraft acquired during the year ended December 31, 2007.
Foreign Currency Exchange Risk
     We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. During the three months ended September 30, 2008, we entered into foreign currency hedging transactions to hedge our exposure to currency fluctuations. As we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     As of September 30, 2008, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934). Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of September 30, 2008.
Changes in Internal Control over Financial Reporting During the Quarter Ended September 30, 2008
     There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – Other Information
Item 1. Legal Proceedings
     None
Item 1A. Risk Factors
     The discussion of our business and operations should be read together with the risk factors contained in Item 3D of our 2007 Annual Report on Form 20-F and Part II, Item 1A of our interim report for the three months ended March 31, 2008, and the additional risk factors set forth below. These risks and uncertainties have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.
Changes in economic conditions could adversely affect our business.
     Our business and results of operations are significantly impacted by general economic and industry conditions. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third quarter of 2008. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market in the United States and elsewhere and a declining real estate market throughout the world have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession.
     A decline in economic activity and conditions in the United States, Europe and other markets in which we operate, which have recently deteriorated significantly, could adversely affect our financial condition and results of operations. For example, numerous airlines across the world have recently filed for bankruptcy protection due to high oil prices and decreased demand for air travel due to poor economic conditions. As a result, some of our leases with airlines have been terminated, and we have been required to bear unforeseen maintenance expenses, additional remarketing expenses and lost revenues. As a result of the economic downturn and the impairment of credit markets, numerous airlines and aircraft leasing companies have sought to sell aircraft, which has led to a decline in aircraft values and lease rates. In addition, current market conditions have exerted downward pressure on the price of our common stock, which could limit our ability to satisfy our financing needs through the issuance of additional securities. A protracted economic downturn could exacerbate these adverse conditions. Although numerous governments have taken steps to mitigate the disruption to financial markets, there can be no assurances that government responses will restore consumer confidence for the foreseeable future.
The recent changes in demand and supply of aircraft could depress lease rates and the value of our aircraft portfolio.
     The economic downturn and the expected slowdown in air travel have contributed to a decrease in the demand for aircraft, while a number of recent airline bankruptcies, as well as financial challenges potentially facing other airlines, may result in an increase in the supply of aircraft. In addition, several large portfolios of leased aircraft may be available for sale. For example, it has been reported that American International Group intends to sell ILFC, its aircraft leasing business, which is the largest aircraft lessor in the world, measured by portfolio value. Allco Finance Group, another large aircraft lessor, has announced the appointment of voluntary administrators under Australian law and may sell its aircraft portfolio. This shift in supply/demand dynamics may lead to decreases in aircraft lease rates and values. A decrease in lease rates could adversely affect our lease revenues in future periods as our current leases terminate or to the extent that airlines default on their leases. A decrease in aircraft values would adversely affect the value of the aircraft in our portfolio. Furthermore, secondary aircraft trading may be financed through borrowings, and this may exert further pressure on the availability of aircraft financing in the market, which could adversely affect our ability to obtain additional borrowings or refinance our existing debt.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
     None.
Item 3. Defaults Upon Senior Securities
     None.
Item 4. Submission of Matters to a Vote of Security Holders
     None.
Item 5. Other Information
     None.
Item 6. Exhibits
10.1	Facility Agreement, dated as of September 15, 2008, among Genesis Portfolio Funding I Limited, as Borrower; Genesis Lease Limited, as principal guarantor and as manager of the Borrower; DVB Bank AG, HSH Nordbank AG and KFW IPEX-Bank GmbH, as joint arrangers and underwriters; HSH Nordbank AG, as the facility agent and security trustee; and the other parties named therein.

10.2	Deed of Proceeds and Priorities, dated as of September 15, 2008, among Genesis Portfolio Funding I Limited, as Borrower; Genesis Lease Limited, as principal guarantor and as manager of the Borrower; DVB Bank AG, HSH Nordbank AG and KFW IPEX-Bank GmbH, as joint arrangers and underwriters; HSH Nordbank AG, as the facility agent, security trustee and hedging provider; and the other parties named therein.